UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PagSeguro Digital Ltd. Announces Cash Dividend

São Paulo, December 30, 2025 – PAGSEGURO DIGITAL LTD., or the Company (NYSE: PAGS), hereby announces that its Board of Directors has approved the payment of a special cash dividend of US$0.12 per common share of the Company, expected to be paid on February 27, 2026 to shareholders of record as of January 28, 2026, subject, among other factors, to market and company financial conditions. Any future declaration of dividends and the amount thereof will be at the discretion of the Company’s Board of Directors.

Forward Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Words such as "expect," "anticipate," "should," "believe," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2025

PagSeguro Digital Ltd.

By:	/s/ Ricardo Dutra
Name:	Ricardo Dutra
Title:	Principal Executive Officer